

equo

Small Solutions • Big Impact

100% plastic-free, biodedgradable and compostable solutions for everyday single-use plastic items – no compromise to convenience, lifestyle or behavior – easy, no brainer switches so simple, you may not even notice them, even though Mother Nature does.



/equointl @equointl www.equointl.com





THE RUNDOWN

THE PROBLEM

- The plastic straw you use today will be around longer than your bones... and your childrens'
- The amount of plastic produced every year is equivalent to the weight of the entire world's population
- "I love soggy straws"... said no one ever
- Sippy cup lids and going straw-less excludes disadvantaged groups

WHAT WE ARE

- Solutions that don't ask you to learn something new or change your actions/behavior
- An ecosystem – the Shopify for sustainable product globalization – to bring to the world Vietnam and Southeast Asia's best innovation from every corner of the world, no matter how small
- A brand
- Female and minority-founded

Started in **2020** by:



Marina Tran-Vu
Founder & CEO
marina@equointl.com



LG Life's Good · BACARDI · Unilever · SPIN MASTER · CALIFORNIA FITNESS & YOGA

Driven by:

1) Building a more sustainable world for her nephew
2) Creating jobs in her parents' home country of Vietnam and raising the country's profile as a global leader in sustainability
3) Changing the sustainable industry's all-or-nothing dogma approach to consumers and standard branding

THE OPPORTUNITY

- Sweeping government bans make single-use plastic alternatives MANDATORY – people will be forced to make a change
- Disposable drinking straws, cutlery and dishware categories are still growing, especially during COVID, despite years of reusable alternatives

WHAT MAKES US DIFFERENT

- High quality control
- Local farming support
- Variety of materials
- On-the-ground team
- Promoting a circular economy
- Easy, no-brainer solutions
- Vision for mass adoption through affordability and accessibility
- Long-term brand building
- Exclusive supply and distribution
- World-class team balancing profit and purpose

THE PRODUCT

Drinking Straws



Sugarcane
Grass
Coconut
Rice
Coffee

Made of Sugarcane, Grass, Rice, Coconut and Coffee

Disposable Cutlery



UTENSILS
KNIVES
SPOONS
FORKS

Made of Sugarcane and Bamboo

Disposable Dishware + Containers



Made of Palm Leaf and Sea Leaf

Innovation Pipeline

- Single-use bags
- Single-use coasters
- Cocktail/Garnish Picks
- Fruit Picks
- Taster spoons
- Plantable Pencils

THE SOCIAL PROOF



FLIK · GOURMET insider · BUSINESS INSIDER · Taiwan News · THANH NIÊN · woman's day · yahoo!finance · COOL HUNTING · Geeky Gadgets · gossamer · BIO MARKET INSIGHTS · the spruce · green lodging news · brightly.eco · moms · vietnambiz · DoanhNhân SAIGON · TRENDHUNTER · Anaheim MAGAZINE · HOMEWORLD BUSINESS · CULTURE · POSITIVE PRESCRIPTION by Dr. Samantha Boardman · VIETNAM BUSINESS INSIDER · BRANDS Vietnam

*Click logos to go to article

FLIK 21 Womxn Entrepreneurs to Watch in 2021



SME 100 Awards 2020 FAST MOVING COMPANIES



CROWDOX 160% funded overall + 315 backers



KICKSTARTER 100% funded in 3 days



Female Founder Collective · amazon launchpad · PROUD MEMBER plastic pollution coalition





